SEC Mail Processing Section

Washington, DC 106

MAR 03 2009

09059903

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Trading & Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7251 West lake Mead Blvd, Ste 300
(No. and Street)

Las Vegas (City) Nevada (State) 89128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Aaron Cohen 702-360-0011 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerald L. Birch, CPA
(Name – *if individual, state last, first, middle name*)

4933 Shell Stream Blvd (Address) New Port Richey (City) Florida (State) 33609 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Trading and Investments, Inc of Feb 1, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Pres/CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange
Subscribed and sworn to (or affirmed)
Before me on this 29 day of Jan, 2009, by
William Cohen
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Signature Felipa Chavez

(Seal)

FELIPA CHAVEZ
Commission # 1724694
Notary Public - California
Orange County
My Comm. Expires Feb 10, 2011

INTEGRATED TRADING AND INVESTMENTS, INC.

Audited Financial Statements

For the year ended December 31, 2008

Gerald L. Birch, CPA, P.A.
Certified Public Accountant & Consultant
4933 Shell Stream Blvd
New Port Richey, FL 34652

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Integrated Trading and Investments, Inc.

I have audited the accompanying statement of financial condition of Integrated Trading and Investments, Inc. the "Company", as of December 31, 2008, and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Trading and Investments, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gerald L. Birch, CPA, P.A.

February 21, 2009

Tel: 813-727-2228
Fax: 813-333-5954
E-mail: glbirch@earthlink.net

Integrated Trading and Investments, Inc.

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS		
Cash and cash equivalents	$	8,280
Commissions receivable		20,991
Other receivables		36,309
Prepaid expenses		4,236
Other current assets		1,073
Furniture and equipment, net of accumulated depreciation of $22,617		5,420
Deferred tax asset		823
TOTAL ASSETS	$	77,132
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	38,080
Income taxes payable		5
Deferred tax liability		1,382
STOCKHOLDER'S EQUITY		
Common stock, par value $.0001; 1,500 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in-capital		137,045
Accumulated deficit		(99,381)
TOTAL STOCKHOLDER'S EQUITY		37,665
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	77,132

See accompanying notes to financial statements.

Integrated Trading and Investments, Inc.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

REVENUES		
Commissions	$	657,113
Other		27,154
		684,267
OPERATING EXPENSES		
Commissions		487,016
Other administrative expenses		41,789
Professional fees		38,719
Rent		27,079
Travel and entertainment		24,183
Floor brokerage, exchange, and clearing fees		14,969
Insurance		11,034
Office supplies		9,558
Licenses & permits		8,257
Professional development		8,722
		671,326
NET INCOME BEFORE OTHER INCOME/(EXPENSE)		12,941
OTHER INCOME/(EXPENSE)		
Interest income		87
Depreciation expense		(3,014)
		(2,927)
NET LOSS BEFORE PROVISION FOR INCOME TAXES		10,014
PROVISION FOR INCOME TAXES		564
NET LOSS FROM OPERATIONS	$	9,450

See accompanying notes to financial statements.

Integrated Trading and Investments, Inc.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss from operations	$	9,450
Adjustments to reconcile net profit to net		
Cash used in operating activities		
Depreciation		3,014
Income taxes		5
(Increase)/decrease in cash resulting from changes in:		
Commissions & other receivable		(12,647)
Other current assets		(5,310)
Deferred tax asset		(823)
Increase/(decrease) in cash resulting from changes in:		
Accounts payable and accrued expenses		(17,709)
Deferred tax asset		1,382
CASH USED BY OPERATING ACTIVITIES		(22,638)
NET DECREASE IN CASH		(22,638)
UNRESTRICTED CASH - JANUARY 1, 2007		30,918
UNRESTRICTED CASH - DECEMBER 31, 2008	$	8,280

See accompanying notes to financial statements.

Integrated Trading and Investments, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock		Additional	Accumulated	
	Number of Shares	Amount	Paid-In Capital	Deficit	Total
Balance December 31, 2007	1,000	$ 1	137,045	(108,831)	28,215
Net loss				9,450	9,450
Balance December 31, 2008	1,000	$ 1	137,045	(99,381)	37,665

See accompanying notes to financial statments.

SCHEDULE 1

Integrated Trading and Investments, Inc.
Computation of Net Capital Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Net Capital		
Total Stockholder's equity		$ 37,665
Nonallowable assets		
Other income - margin interest sharing	(44)	
Furniture and equipment, net	(5,420)	(5,464)
Net Capital		$ 32,201
Aggregate Indebtedness		
Accounts payable, accrued liabilities and long-term debt		$ 38,080
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 2,539
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above)		$ 5,000
Excess net capital		$ 27,201
Excess net capital at 1000%		$ 28,393
Ratio: Aggregate indebtedness to net capital		118%

Computation for determination of the reserve requirements of Rule 15c3-3 and information related to the possession or control requirements of Rule 15c3-3:

The Company is a "Fully Disclosed Broker-Dealer" and does not carry customer accounts and does not accept customer refunds or securities. As such, the Company has claimed exemption from the provisions of Rule 15c3-3 under section (k)(2)(ii) of the Securities Exchange Act of 1934.

The Company is exempt from rule 15c3-3 under the exemptive provision of section (k)(2)(ii) and, accordingly has no possession or control requirements.

SCHEDULE 1

Integrated Trading and Investments, Inc.
Computation of Net Capital Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2008

Reconciliation of the computation of net capital with the computations included in part IIA of Form X17A-5 as of the same date

Net capital per FOCUS report		$ 16,692
Changes resulting from audit adjustments:		
Commissions receivable	15,000	
Other current assets	1,073	
Deferred tax asset	823	
Income taxes payable	(5)	
Deferred tax liability	(1,382)	
		15,509
Net capital per audit report		$ 32,201

Integrated Trading and Investments, Inc.

Notes to Financial Statements
December 31, 2008

---

1. ORGANIZATION

Integrated Trading and Investments, Inc. (the "Company"), was formed as a for-profit Nevada corporation on May 10, 1999. Its primary business is a broker-dealer. The Company is also licensed as a resident agent for life, health and variable annuity insurance brokerage in the state of Nevada, with non-resident licenses in numerous states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Company conducts business as a securities broker-dealer in Las Vegas, Nevada. These statements have been prepared in accordance with established standards for securities broker-dealers.

Securities – Transactions with customers consist of acting as an introducing broker-dealer to a clearing broker-dealer in securities on a fully disclosed basis. The Company transmits all customer funds to the clearing broker-dealer, who in turn carries all the accounts of such customers. The Company records securities transactions and related commission expenses on a settlement date basis.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Estimates and Assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Furniture and Equipment – Office furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of five and ten years.

Income Taxes – The Company has lost its S-Corporation status when its key stockholder assigned his 100% of his stocks to Integrated Capital Group, Inc. on January 1, 2003.

The provision for income taxes consists of the following:

Current taxes	$ 5
Deferred tax benefit	559
	$ 564

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The tax provision differs from amounts that would be calculated by applying federal statutory rates to income before income taxes primarily because:
-- no tax benefits have been recorded for nondeductible expenses totaling $32.

Deferred tax liabilities recognized for taxable temporary differences total $1,382.
Deferred tax assets recognized for deductible temporary differences and loss carryforwards total $823.

The Company has the following carryforwards available at December 31, 2009.

Operating losses	
Amount	Expires
$3,862	12/31/2026
$1,624	12/31/2027

3. RELATED PARTY TRANSACTIONS

On January 1, 2003, the Company's key stockholder assigned 100% of his stocks to Integrated Capital Group Inc. thus creating a holding company ownership.

In a day-to-day operations company has dealings and transactions the holding company Integrated Capital Group, Inc. and with its key stockholder William Aaron Cohen.

4. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts business with brokers, clearing organizations and depositories. The Company's customer and correspondent clearance activities may expose the Company to the risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties and correspondents with whom it conducts business on a periodic basis.

6. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $32,201, which was $27,201 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.18 to 1.

7. LEASE COMMITTMENTS

The Company leases its corporate offices under a rolling 90 day lease agreement.

The Company also leases storage space on a month-to-month basis for $247 per month.